UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue

7th Floor

New York, NY 10177

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Termination of a Material Definitive Agreement

As previously disclosed, on June 4, 2026, Paranovus Entertainment Technology Limited (the “Company”) , entered into a sales agreement (the “Sales Agreement”) with AC Sunshine Securities LLC (the “Sales Agent”), to issue and sell Company’s Class A ordinary shares, par value $0.000012 each (the “Class A Ordinary Shares”), from time to time, through an at the market offering, pursuant to the Company’s registration statement on (File No. 333-291788), as supplemented by the prospectus supplement dated June 4, 2026.

On June 14, 2026, the Company and the Sales Agent entered into a termination agreement, pursuant to which, the Sales Agreement was terminated by mutual agreement of the parties, effective on June 14, 2026. As of the date of this Current Report on Form 6-K, the Company has sold 39,248,940 Class A Ordinary Shares for gross proceeds of $30,967,191 pursuant to the Sales Agreement.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: June 15, 2026	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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